UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

APPLIED GENETIC TECHNOLOGIES CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

03820J100
(CUSIP Number)

Adrian Kemp
AstraZeneca PLC
2 Kingdom Street, London W2 6BD
Telephone: +44 20 7604 8000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12/31/2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03820J100	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ASTRAZENECA PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 1,114,092
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 1,114,092
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,092
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 03820J100	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEDIMMUNE VENTURES, INC. EIN # 06-1641145
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 1,114,092
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 1,114,092
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,092
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 03820J100	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer Applied Genetic Technologies Corporation, a corporation organized under the laws of Delaware

(b)	Address of Issuer’s Principal Executive Offices 11801 Research Dr, Suite D Alachua, FL 32615

Item 2.

(a),(c)
Name and Citizenship of Person Filing
AstraZeneca PLC, a corporation organized under the laws of England and Wales (the “Parent”)

MedImmune Ventures, Inc., a corporation organized under the laws of Delaware and an indirect wholly-owned subsidiary of the Parent (the “Purchaser”). Note: See Exhibit A.

(b)	Address of the Principal Office or, if none, residence The address of the Parent is: 2 Kingdom Street London, W2 6BD The address of the Purchaser is: One MedImmune Way Gaithersburg, MD 20878

(d)	Title of Class of Securities Common Stock, $0.001 par value per share

(e)	CUSIP Number 03820J100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,114,092

(b)	Percent of class: 6.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote 1,114,092.0.

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of 1,114,092.0

CUSIP No. 03820J100	13G	Page 5 of 6 Pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 NOT APPLICABLE

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

 NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.  Certification.

NOT APPLICABLE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 2015

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

MEDIMMUNE VENTURES, INC.

By:	/s/ Samuel Wu
	Name:	Samuel Wu
	Title:	Managing Director

CUSIP No. 03820J100	13G	Page 6 of 6 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.001 par value per share, of Applied Genetic Technologies Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of February 17, 2015

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

MEDIMMUNE VENTURES, INC.

By:	/s/ Samuel Wu
	Name:	Samuel Wu
	Title:	Managing Director